O. KIM GOHEEN
July 11, 2005
Senior Vice-President, and Chief Financial Officer

VIA FACSIMILE & COURIER (202) 772-9220	CAMECO CORPORATION

Ms. Jill Davis	Corporate Office
Branch Chief	2121 – 11th Street West
United States Securities and Exchange Commission	Saskatoon, Saskatchewan
Division of Corporation Finance	Canada S7M 1J3
Mail Stop 70-10
100 “F” Street, NE.
Washington, DC 20549	Tel: 306.956.6256
Fax: 306.956.6312

Dear Ms. Davis:	www.cameco.com

Cameco Corporation
Form 40-F for the Year Ended December 31, 2004
File number 001-14228
Supplemental Response dated May 27, 2005

I am writing to respond to your June 21, 2005 letter, where you provide a list of additional questions relating to the application of Cameco’s revenue recognition policy to its uranium business. Our responses to your questions are below. We have reproduced each question and have assigned it a number. Our responses were prepared in consultation with KPMG LLP, Cameco’s external auditors.

As requested in SEC Question 15, attached as Exhibits A, B, and C are sample contracts for each type of revenue transaction described in our revenue recognition policy. Each of these contracts is representative of its respective type of uranium sale arrangement. To comply with Cameco’s confidentiality commitments to its customers, any information related to the customers who signed these contracts has been redacted. In addition, pursuant to the SEC’s Rule 83, confidential treatment is being requested of the entire contracts, which have been redacted from the EDGAR filing. In our responses below, we refer to the provisions of these sample contracts to assist you to understand our business. These sample contracts are:

1)	Exhibit A is a uranium concentrates purchase agreement that was signed in 2004. Uranium concentrates is also called yellowcake. This is an example of the first type of uranium sale arrangement in our business, where Cameco sells and delivers yellowcake to the customer. From now on in this letter, I will refer to this contract as a “Concentrates Purchase Agreement.”

2)	Exhibit B is a UF6 Conversion Services Agreement that was signed in 2004. This is a toll conversion contract, representing an example of the second type of uranium sale arrangement in our business, where Cameco toll converts customer-owned yellowcake into UF6 and delivers the UF6 to the customer. From now on in this letter, I will refer to this contract as a “Conversion Services Agreement”.

3)	Exhibit C is a UF6 Supply Agreement that was signed in 2004. This represents the third type of uranium sale arrangement in our business, where Cameco converts Cameco-owned yellowcake into UF6 and delivers the UF6 to the customer. From now on in this letter, I will refer to this contract as a “UF6 Supply Agreement”.

Form 40-F for the Year Ended December 31, 2004

2004 Consolidated Financial Statements

Revenue Recognition, Page 40

SEC Question No. 1

Tell us whether there is provisional pricing in yellowcake sales. Explain to us what the “firm” price is based upon, and whether it is based upon the quantity of yellowcake processed or whether it considers the quality of and quantity of converted uranium produced.

Cameco Response

There is no provisional pricing in yellowcake sales. For yellowcake sales, the price is firm in that:

•	The price per pound of yellowcake is fixed by either being specified exactly in the contract or derived by a uranium spot price related formula specified in the contract (see section 3.01 of the Concentrates Purchase Agreement and our response to question 2 for more information on uranium spot related pricing in our yellowcake sales contracts).

•	There are no adjustment clauses in our yellowcake sale contracts to adjust the price per pound, after invoicing, based upon quantity and quality of yellowcake sold to the customer.

•	The amount payable by the customer equals the product of the number of pounds of yellowcake (in other words quantity) book transferred into the customer’s account and the price per pound provided in the contract. (See sections 3.02 and 5.01 of the Concentrates Purchase Agreement.)

•	The quality of yellowcake is not a factor in determining the price. Cameco warrants to its customer all yellowcake supplied conforms to stipulated quality specifications. (See section 2.03(b) of the Concentrates Purchase Agreement as well as our response below to SEC Question No 8 which indicates we have not received a warranty claim for non-conformance with specifications over the past 10 years.)

•	The quantity of yellowcake to be delivered is determined by the contract. The price charged to a customer does not vary based upon quantities delivered to that customer.

We also confirm there is no provisional pricing for toll conversion services and UF6 supply arrangements.

SEC Question No. 2

Tell us whether there is an active market for uranium in yellowcake form.

Cameco Response

There is an active market for uranium supply in yellowcake form. This active market is reflected by the following:

•	Independent third party agencies report the price of yellowcake sold in the “spot market” and contracted to be sold under long term contracts. Often these third party agency reports are used to determine the price of yellowcake sold by Cameco to a customer. For example, see the definition of Concentrates Price in section 3.01 of the Concentrates Purchase Agreement. More information on these third party agencies can be found on their websites (www.uxc.com and www.uranium.info).

SEC Question No. 3

Confirm that you sell uranium in yellowcake form on a standalone basis without providing conversion services.

Cameco Response

Yes, we do. For an example, please see the Concentrates Purchase Agreement.

SEC Question No. 4

Confirm that you perform conversion services on yellowcake of which you are not the supplier.

Cameco Response

Yes, we do. For an example, please see the Conversion Services Agreement.

SEC Question No. 5

Arrangements for which you are both the supplier and the converter, tell us what happens if you sell yellowcake and deliver it to your conversion facilities but conversion is never completed.

Cameco Response

In the case of a UF6 supply agreement, where Cameco supplies yellowcake as well as performs conversion services, delivery of the yellowcake and conversion services to the customer occurs simultaneously (See UF6 Supply Agreement).

In addition, there are situations where Cameco sells yellowcake to its customer under the first type of uranium sale arrangement (see the Concentrates Purchase Agreement) and also has a contract with the same customer to provide toll conversion services (see Conversion Services Agreement). In these situations, Cameco recognizes revenue separately under the individual contracts.

We have considered the possibility that these separate contracts could be viewed as multiple deliverable arrangements. In so doing, we have reviewed and considered the implications of applying the EITF 00-21, Revenue Arrangements with Multiple Deliverables, and concluded that the accounting would not change as the uranium and toll conversion components of the arrangement would be considered separate units of accounting. The first criterion for separation is met for both uranium and conversion because each is sold separately by other suppliers. The second criterion is also met, as there is objective evidence of the fair value for both uranium and conversion. The pricing in Cameco’s sales contracts is either based upon or refers to market values (i.e. spot prices) for uranium or conversion. The third criterion is met because there are no general rights of return.

Cameco has never experienced the situation described in your question. Under a uranium sales contract, if Cameco sold and book transferred yellowcake to a customer’s account at its facilities, Cameco’s experience is that the yellowcake will ultimately be toll converted by Cameco into UF6 and book transferred to the customer’s account at an Enricher under a toll conversion contract.

SEC Question No. 6

Explain the terms of the sale/transfer of converted uranium to the enricher or fuel fabricator.

Cameco Response

Cameco does not sell converted uranium (UF6) to fuel fabricators. However, Cameco does sell a very small quantity of UF6 to Enrichers. They are just another customer for Cameco’s UF6. Enrichers, in turn, will enrich the UF6 bought from Cameco and sell this enriched product to their customers.

These UF6 sales take place by way of the third type of uranium sale arrangement (see UF6 Supply Agreement) and on the same terms as UF6 sales to Cameco’s utility customers.

Also see our response to your question 7.

SEC Question No. 7

We note once the enricher analyzes the content of the converted uranium it receives from you, it is transferred from your account to the customer’s account (book transfer). Please explain how the book transfer occurs again from company’s account to customer’s account when you have stated that such transfer occurred at the beginning of the conversion process.

Cameco Response

Our response is based upon your question relating to a book transfer at an Enricher under the second type of uranium sale arrangement (see Conversion Services Agreement) and under the third type of uranium sale arrangement (see UF6 Supply Agreement).

Physical Inventory Transfer

Cameco stores inventory of UF6 at enrichment facilities in the United States and the EU. To maintain inventory at each Enricher:

•	Cameco physically delivers UF6 to an Enricher’s facility. Based upon Cameco’s shipping documents, the Enricher credits Cameco’s account with the volume of delivered UF6.

•	The Enricher will analyze the delivered UF6 to ensure that it meets the UF6 ASTM standard (an industry standard specification.) and to confirm that Cameco’s declared volume of delivered UF6 is correct. Based upon its analysis, if necessary, the Enricher will adjust Cameco’s account and this adjustment will be reflected in Cameco’s carrying value of its inventory.

•	Cameco maintains this transferred UF6 as inventory until it is sold and book transferred to the customer.

Sale / Book Transfer Process

For the second type of uranium sale arrangement (see Conversion Services Agreement) and the third type of uranium sale arrangement (see UF6 Supply Agreement), the steps in the book transfer process at the Enricher is as follows:

•	Cameco’s customer will request delivery of a certain volume of UF6 at the Enricher’s facility on a specified date. This notice is given several months prior to the requested delivery date. (See section 3.2 of the Conversion Services Agreement. The sample UF6 Supply Agreement is different than most Cameco UF6 supply arrangements in that the delivery date at the Enricher is specified in the agreement (see Section 2.02 of the UF6 Supply Agreement)).

•	Cameco will direct the Enricher to transfer the requested volume of UF6 by book transfer to the customer’s account at the Enricher’s facility on a specified delivery date. Once this book transfer occurs, this is the point at which Cameco invoices the customer and records revenue. (See sections 3.6, 5.2 and 5.3 of the Conversion Services Agreement and sections 2.04 and 3.03 of the UF6 Supply Agreement).

SEC Question No. 8

Tell us who bears the risk if uranium sold and transferred to the converter does not meet the minimum operating specifications, or if the converted uranium transferred to the enricher does not meet the UF6 ASTM standard.

Cameco Response

In both cases, Cameco bears this risk, as it provides a contractual warranty that the product supplied will conform to the specifications. (See section 2.03(b) of the Concentrates Purchase Agreement; see section 3.4(c) of the Conversion Services Agreement; and see section of 2.05 (b) of the UF6 Supply Agreement).

Cameco has examined its past 10 years of uranium sales activity and confirms there has not been a warranty claim against it over that period for non-conformance with specifications.

SEC Question No. 9

We note you refer to a fixed schedule for delivery in the contracts. Tell us if you are referring to the date of book transfer to the customer’s account prior to conversion or prior to enrichment, or the date of physical delivery of uranium in its final form for which you are responsible to the enricher, fuel fabricator or the customer.

Cameco Response

The fixed schedule for the delivery in the contracts refers to the date for delivery to the customer by book transfer. Under a yellowcake sales contract, the book transfer of yellowcake takes place prior to conversion. Under a toll conversion services contract and a UF6 supply contract, book transfer of UF6 takes place prior to enrichment.

Cameco physically delivers yellowcake to a converter and converted uranium to an enricher. Based Cameco’s shipping documents, each facility credits Cameco’s account with the volume of delivered product. This physical delivery of product, in the final form for which Cameco is responsible, takes place before a sale (and book transfer) to a customer and enables Cameco to maintain an inventory of product and subsequently make the book transfer to the customer.

Below are details on how this fixed schedule for the date of delivery is determined under each form of uranium sale arrangement, referring to each of sample contracts sent to you.

Under the sample Concentrates Purchase Agreement (first type of uranium sale arrangement):

•	the customer has committed to take two deliveries of yellowcake (see section 2.01 and the definitions of Contract Quantity, Delivery Quantity 1, Delivery Quantity 2, Delivery Date, Delivery Date 1 and Delivery Date 2 contained in section 1.01 of the Concentrates Purchase Agreement); and

•	the date Cameco completes the book transfer from its account at the Converter to the customer’s account is the date of delivery (see section 5.01 of the Concentrates Purchase Agreement). This is the point that Cameco invoices the customer and records revenue. (See section 3.02 of the Concentrates Purchase Agreement.)

Under the sample Conversion Services Agreement (the second type of uranium sale arrangement):

•	the customer commits to take delivery of an annual quantity of conversion services (see section 3.3 of the Conversion Services Agreement);

•	the customer gives a notice to fix a delivery date to take delivery of a quantity of UF6 by book transfer at a location its selects (see section 3.2 of the Conversion Services Agreement);

•	the customer then is required to deliver to Cameco a sufficient quantity of yellowcake for conversion in order for Cameco to complete the conversion process and deliver the requested quantity of UF6. (See section 3.2, the last sentence of section 2.2 (b) and the definitions of Accepted Concentrates and Preparation Period in section 1.1 of the Conversion Services Agreement.) All conversion contracts are the same in this regard, whether the yellowcake was purchased from Cameco or another supplier; and

•	the date Cameco completes the book transfer requested in the customer’s notice is the point that Cameco invoices the customer and records revenue. (See sections 3.6 and 5.2 of the Conversion Services Agreement.)

Under the sample UF6 Supply Agreement (the third type of uranium sale arrangement- delivery of converted uranium in the form of UF6):

•	the customer commits to take delivery of a quantity of UF6 (see Section 2.02 of the UF6 Supply Agreement);

•	the delivery date at the Enricher is specified (see 2.02 of the UF6 Supply Agreement)); and

•	the date Cameco completes the book transfer at the Enricher to the customer’s account is the point that Cameco invoices the customer and records revenue. (See sections 2.02 and 3.03 of the UF6 Supply Agreement.)

In each case, Cameco will have ensured that the inventory of product is physically on hand at the delivery site specified in the contract prior to the sale and book transfer taking place.

SEC Question No. 10

Tell us how the customer is bearing the risk during the conversion process as to inventory risk of loss or diminution, price risk, quality and quantity risk, etc.

Cameco Response

Our response is based on your seeking clarification of the customer’s risk associated with the toll conversion (the second type of uranium sale arrangement) by Cameco of the customer’s yellowcake into UF6. In this process, the customer’s risk is as follows:

•	When you refer to inventory risk of loss and quantity risk, we assume you are referring to risk of damage to the yellowcake, which is to be converted, and the resulting converted uranium. In both cases, while either good is in Cameco’s possession, Cameco, not the customer, assumes this risk, for which it carries insurance. (See sections 3.12(l), 7.1 and 7.2 of the Conversion Services Agreement.) When the converted uranium is physically delivered into the possession of the Enricher, the Enricher assumes this risk.

•	As part of the conversion process, a small percentage of the customer’s yellowcake is not recovered and this is a processing loss which the customer accepts. This is standard in the industry. (In the Conversion Services Agreement, this defined in section 1.1 as the “UF6 Yield” and this term is used in the first sentence of Section 2.2 (b).)

•	There is no price risk for the yellowcake which is to be converted. The customer has already paid for the yellowcake.

•	There is no price risk for toll conversion services once the customer has taken delivery of the converted uranium. The pricing mechanism under toll conversion agreements fixes the price at the date of delivery. (See sections 4.2, 5.1, and 5.2 of the Conversion Services Agreement).

•	The customer does not bear quality risk for the converted uranium. (See section 3.4(c) of the Conversion Services Agreement and our response to your question 8.)

•	The customer, as owner of the yellowcake and purchaser of the conversion services, bears the economic risk for loss in market value of the products if it elects to subsequently sell the converted uranium.

SEC Question No. 11

Explain to us how product purchased by a customer is not used to fill other orders if it is not physically separated.

Cameco Response

Due to the nature of yellowcake and converted uranium (yellowcake is stored in drums and converted uranium is stored in specialized containers) which is fungible, industry participants do not physically segregate products owned or purchased by the customer and instead they are commingled with their own inventory of these products. This is recognized by Cameco’s customers. (See sections 2.8 and 3.7(k) of the Conversion Services Agreement.)

As specified in note 3 to Cameco’s 2004 audited financial statements, Cameco carries an inventory of uranium concentrate (yellowcake) valued in excess of $300 million (Canadian) and conversion services valued in excess of $36 million (Canadian).

This significant inventory position is intended to ensure that Cameco can meet its delivery obligations if a production interruption occurs at its uranium mining or uranium conversion facilities. This inventory position represents Cameco-owned product and does not include customer-owned product stored by Cameco. Cameco does not drawdown upon customer-owned product to make a delivery.

SEC Question No. 12

Tell us how long the process takes from yellowcake sale to when it is book transferred to a customer’s account by the converter, how long conversion takes, and how long until the enricher determines that the converted uranium meets the ASTM standard.

Cameco Response

As described in our response to questions 7 and 8, the customer only receives yellowcake that meets contract specifications and converted uranium that meets the ASTM standard. There is no time delay between when revenue is recognized and product quality has been confirmed.

SEC Question No. 13

We note you have three types of uranium sale arrangements: 1) uranium supply, 2) toll conversion services and 3) conversion supply (a combination of uranium supply and toll conversion services). Please provide a separate SAB 104 analysis for each arrangement, and clarify when revenue is recognized for each type of arrangement.

Cameco Response

Please see our response that is attached as table 13.1

SEC Question No. 14

When you have contracted to provide bundled supply and conversion services, tell us if this is written as one or more contracts.

Cameco Response

When Cameco contracts to provide the third form of uranium supply (Cameco supplied uranium that is converted into UF6), this is written as one contract. The UF6 Supply Agreement is an example of such a contract.

Also please see our discussion in question 5 where uranium supply and conversion services are provided to a customer through two contracts.

SEC Question No. 15

Provide us with a sample copy of a contract for each type of revenue transaction described in your revenue recognition policy.

Cameco Response

As noted above, attached to this letter are the Concentrates Purchase Agreement, the Conversion Services Agreement, and the UF6 Supply Agreement.

Yours truly,

“O. Kim Goheen”

O. Kim Goheen

c:	Yong Choi, Securities and Exchange Commission
Gerald W. Grandey, President and Chief Executive Officer, Cameco Corporation
KMPG LLP

Exhibit A

Uranium Concentrates Purchase Agreement
[Redacted]

Exhibit B

UF6 Conversion Services Agreement
[Redacted]

Exhibit C

UF6 Supply Agreement
[Redacted]

TABLE 13.1

SAB 104	Uranium	Toll	Conversion Supply
Criteria	Supply	Conversion	(Converted Uranium)
1. Persuasive evidence of an arrangement exists	• Uranium is sold to customers under duly authorized contracts which contain descriptions of the specific terms of the arrangement.	• Conversion services are sold to customers under duly authorized contracts which contain descriptions of the specific terms of the arrangement.	• Converted uranium is sold to customers under duly authorized contracts which contain descriptions of the specific terms of the arrangement.

	• The terms of the contracts are explicit as to the nature of the product to be provided, timing of delivery, price and payment terms.	• The terms of the contracts are explicit as to the nature of the product to be provided, timing of delivery, price and payment terms.	• The terms of the contracts are explicit as to the nature of the product or service to be provided, timing of delivery, price and payment terms.

2. Delivery has occurred or services have been rendered	• Nuclear fuel products are required to be stored at a licensed facility until being shipped to another licensed facility for further processing (such as conversion, enrichment or fabrication).	• Nuclear fuel products are required to be stored at a licensed facility until being shipped to another licensed facility for further processing (such as conversion, enrichment or fabrication).	• Nuclear fuel products are required to be stored at a licensed facility until being shipped to another licensed facility for further processing (such as conversion, enrichment or fabrication).

	• Cameco physically delivers uranium to conversion facilities in advance of sales to customers. Inventory is held in Cameco’s account at these facilities.	• Cameco physically delivers converted UF6 to enrichment facilities in advance of sales to customers. Inventory is held in Cameco’s account at these facilities.	• Cameco physically delivers converted UF6 to enrichment facilities in advance of sales to customers. Inventory is held in Cameco’s account at these facilities.

	• In the uranium business, at the time of sale, delivery of product is typically effected via “book transfer” at a conversion facility from Cameco’s account to the customer’s account.	• In the conversion services business, at the time of sale, delivery is typically effected via “book transfer” at an enrichment facility from Cameco’s account to the customer’s account.	• In the uranium and conversion services businesses at the time of sale, delivery is typically effected via “book transfer” at an enrichment facility from Cameco’s account to the customer’s account.

• Given that the customer does not take physical possession until further processing occurs, Cameco considers other factors in assessing whether or not this criterion has been met. These factors are described in items 2a) through 2h).

• Given that the customer does not take physical possession until further processing occurs, Cameco considers other factors in assessing whether or not this criterion has been met. These factors are described in items 2a) through 2h).

• Given that the customer does not take physical possession until further processing occurs, Cameco considers other factors in assessing whether or not this criterion has been met. These factors are described in items 2a) through 2h).

SAB 104	Uranium	Toll	Conversion Supply
Criteria	Supply	Conversion	(Converted Uranium)
2 a) Risks and rewards of ownership	• Legal title is transferred to the buyer.	• Legal title is transferred to the buyer.	• Legal title is transferred to the buyer.
transferred to the buyer.	• Price is fixed and the buyer is obligated to pay.	• Price is fixed and the buyer is obligated to pay.	• Price is fixed and the buyer is obligated to pay.

	• The buyer bears all risks associated with a decline in the market value of any goods or services provided.	• The buyer bears all risks associated with a decline in the market value of any goods or services provided.	• The buyer bears all risks associated with a decline in the market value of any goods or services provided.

	• Any storage risk (product risk of the buyer) retained by Cameco is insured.	• Any storage risk (product risk of the buyer) retained by Cameco is insured.	• Any storage risk (product risk of the buyer) retained by Cameco is insured.

	• Contracts include buyer’s indemnification to Cameco for any third party claims relating to the uranium sold to the buyer.	• Contracts include buyer’s indemnification to Cameco for any third party claims relating to the conversion sold to the buyer.	• Contracts include buyer’s indemnification to Cameco for any third party claims relating to the converted uranium sold to the buyer.

2 b) Customer has made a firm commitment to	• Supported by legally binding contracts signed in advance of the sale occurring.	• Supported by legally binding contracts signed in advance of the sale occurring.	• Supported by legally binding contracts signed in advance of the sale occurring.
purchase the
goods.	• Customer will remit payment on normal commercial terms (i.e. 30 days).	• Customer will remit payment on normal commercial terms (i.e. 30 days).	• Customer will remit payment on normal commercial terms (i.e. 30 days).

2 c) The buyer requests that the transaction be on a bill and hold basis.	• The terms of the various contracts dictate when the book transfer occurs. The buyer negotiates such terms on the basis of its business requirements.	• The terms of the various contracts dictate when the book transfer occurs. The buyer negotiates such terms on the basis of its business requirements.	• The terms of the various contracts dictate when the book transfer occurs. The buyer negotiates such terms on the basis of its business requirements.

SAB 104	Uranium	Toll	Conversion Supply
Criteria	Supply	Conversion	(Converted Uranium)
2 d) There must be a fixed schedule for delivery of the goods.	• The date for delivery is determined in accordance with the terms of the contract.	• The date for delivery is determined in accordance with the terms of the contract.	• The date for delivery is determined in accordance with the terms of the contract.
	• Periods of storage are normal in the industry.	• Periods of storage are normal in the industry.	• Periods of storage are normal in the industry.

	• Storage is not provided for an indefinite period of time.	• Storage is not provided for an indefinite period of time.	• Storage is not provided for an indefinite period of time.

	• The customer may be charged a fee for storage that is outside the industry norm.	• The customer may be charged a fee for storage that is outside the industry norm.	• The customer may be charged a fee for storage that is outside the industry norm.

2 e) The seller retains no significant performance obligations such that the earnings process is not complete.	• At the time of book transfer, Cameco has fulfilled all of its responsibilities under the contracted arrangement.	• At the time of book transfer, Cameco has fulfilled all of its responsibilities under the contracted arrangement.	• At the time of book transfer, Cameco has fulfilled all of its responsibilities under the contracted arrangement.

SAB 104	Uranium	Toll	Conversion Supply
Criteria	Supply	Conversion	(Converted Uranium)
2 f) The ordered goods must have been segregated from the seller’s	• Uranium is segregated logically through book transfer.	• Conversion services are segregated logically through book transfer.	• Uranium and conversion services are segregated logically.
inventory and not be subject to being used to fill other orders.	• Uranium is fungible and segregation is not a practice followed in the industry. • The product purchased by a customer is not subject to being used to fill orders for other customers.	• UF6 is fungible and segregation is not a practice followed in the industry. The product purchased by a customer is not subject to being used to fill orders for other customers.	• UF6 is fungible and segregation is not a practice followed in the industry. The product purchased by a customer is not subject to being used to fill orders for other customers.

• The physical movement of nuclear fuel products is monitored by the International Atomic Energy Agency (IAEA). Guidelines established by the IAEA are intended to ensure that nuclear materials are used only for peaceful purposes. Thus, physical movement is tightly controlled and very precise inventory records are maintained. The IAEA conducts regular audits of the facilities that store nuclear materials to ensure compliance.

• The physical movement of nuclear fuel products is monitored by the International Atomic Energy Agency (IAEA). The guidelines established by the IAEA are intended to ensure that nuclear materials are used only for peaceful purposes. Thus, physical movement is tightly controlled and very precise inventory records are maintained. The IAEA conducts regular audits of the facilities that store nuclear materials to ensure compliance.

• The physical movement of nuclear fuel products is monitored by the International Atomic Energy Agency (IAEA). The guidelines established by the IAEA are intended to ensure that nuclear materials are used only for peaceful purposes. Thus, physical movement is tightly controlled and very precise inventory records are maintained. The IAEA conducts regular audits of the facilities that store nuclear materials to ensure compliance.

SAB 104	Uranium	Toll	Conversion Supply
Criteria	Supply	Conversion	(Converted Uranium)
2 g) The product must be ready for shipment.	• The product is stored in shipping containers and is ready for shipment at any time.	• The product is stored in shipping containers and is ready for shipment at any time.	• The product is stored in shipping containers and is ready for shipment at any time.

2 h) Other factors.	• Cameco extends normal credit terms to its customers and does not make exceptions.	• Cameco extends normal credit terms to its customers and does not make exceptions.	• Cameco extends normal credit terms to its customers and does not make exceptions.

3. Selling price is fixed or determinable.	• The selling price is included in the contract with the customer.	• The selling price is included in the contract with the customer.	• The selling price is included in the contract with the customer.
	• Pricing terms may be either base-escalated or market-related. In either case, the price is fixed on the date the book transfer occurs.	• Pricing terms may be either base-escalated or market-related. In either case, the price is fixed on the date the book transfer occurs.	• Pricing terms may be either base-escalated or market-related. In either case, the price is fixed on the date the book transfer occurs.

SAB 104	Uranium	Toll	Conversion Supply
Criteria	Supply	Conversion	(Converted Uranium)
Timing of Revenue Recognition	• As a supplier of uranium, Cameco physically delivers uranium to a conversion facility. The converter credits Cameco’s account for the quantity of uranium received.	• As a toll converter, Cameco converts customer-owned uranium to UF6 and physically delivers that UF6 to an enrichment facility. The enricher credits Cameco’s account for the quantity received.
• As a provider of bundled uranium and conversion services (converted uranium), Cameco converts its own uranium to UF6 and subsequently delivers the product to an enrichment facility. The enricher credits Cameco’s account for the quantity received.

• Upon receiving instructions from Cameco, the converter will transfer title to the uranium to Cameco’s customer’s account at the conversion facility. This is the point in time at which Cameco invoices the customer for the uranium and records revenue on the sale.

• Upon receiving instructions from Cameco, the enricher will transfer title of the conversion to Cameco’s customer’s account at the enrichment facility. This is the point in time at which Cameco invoices the customer for the conversion service and records revenue on the sale.

• Upon receiving instructions from Cameco, the enricher will transfer title of the converted material (uranium and conversion) to Cameco’s customer’s account at the enrichment facility. This is the point in time at which Cameco invoices the customer for the combined uranium and conversion service and records revenue on the sale.